Sub-Item 77C:



       EMERGING MARKETS FLOATING RATE FUND INC. (EFL)

               Special Meeting of Stockholders
                           held on
                      December 11, 2002


                      Report of Voting

Total Outstanding Shares:          4,295,851

Total Shares Voted:           4,032,699

% of Outstanding Shares Voted:     94%


                                        Number         Percent of
                                        Of Shares Voted     Voted
Shares

Proposal 1 - Approval of New Investment Advisory and Administration Agreement:

For:                                    3,910,117      96.96%
Against:                                67,374              1.67%
Abstained:                                                 55,207
1.37%




Dated:                                          December 11, 2002